13010361

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The GMS Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5N Regent Street – Suite 513
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jerry Korn — (973) 548-2584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive – Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/4/13

OATH OR AFFIRMATION

I Paul Konsig and Jerry Korn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The GMS Group L.L.C., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CFO

Signature

CEO

Title

Notary Public

Sandra I. Braun
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires June 11, 2013
I.D. #2301497

DK Wright
D.K. Wright

NOTARY PUBLIC STATE OF FLORIDA
D. K. WRIGHT
MY COMMISSION # EE 071727
EXPIRES: January 8, 2014
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The GMS Group, LLC
(A Wholly Owned Subsidiary of GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 239,400
Securities owned, at fair value	74,584,552
Interest receivable	829,528
Furniture and equipment, net of accumulated depreciation of $1,182,124	85,330
Employee loans and advances	1,748,548
Prepaid expenses	641,066
Due from affiliates	95,235
Other assets	611,886
Total assets	**$ 78,835,545**
Liabilities and Member's Equity	
Liabilities	
Payable to clearing broker	$ 27,035,773
Securities sold, not yet purchased, at fair value	1,084,398
Accrued compensation	2,635,718
Payable to affiliates	24,852
Accounts payable and other liabilities	495,333
Total liabilities	31,276,074
Commitments and Contingencies	
Member's equity	47,559,471
Total liabilities and member's equity	**$ 78,835,545**

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

The GMS Group, LLC (the "Company") is a wholly owned subsidiary of GMS Group Holdings Corp. ("Holdings"). The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, specializing primarily in buying, selling and underwriting municipal securities.

The Company clears all of its securities transactions through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker") on a fully-disclosed basis. The payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions. The Clearing Broker is the primary source of short-term financing for the Company, which is collateralized by the securities inventory of the Company. The securities inventory is held and may be pledged to the Clearing Broker. The Company is responsible for payment of certain customer account debit balances, as defined in the clearance agreement.

The Company transacts business with customers located throughout the United States of America.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Commissions and related expenses are also recorded on a trade date basis. Underwriting and investment banking revenues are recorded when the underwriting is reasonably expected to be complete, income is reasonably determinable, and collectability is reasonably assured.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased, are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management. The resulting unrealized gains and losses are included in principal transaction revenue.

Furniture, Equipment, Leasehold improvements, Depreciation, and Amortization
Furniture and equipment are stated at cost less accumulated depreciation. Leasehold improvements are stated at cost less accumulated amortization. Depreciation of furniture and equipment is computed using the straight-line basis over the estimated useful lives of the related assets which range from five to seven years. Amortization of leasehold improvements is computed over the lesser of the estimated useful life of the asset or the remaining lease term. Maintenance and repair costs are expensed as incurred.

Income Taxes
The Company is organized as a limited liability company and has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes is required in the Company's financial statements for the year ended December 31, 2011. State income taxes are reported for states that do not recognize limited liability status and accordingly, a provision for state income taxes is reflected in the Company's financial statements. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2009.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2012, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

Advertising Costs
Advertising costs are charged to expense as incurred.

3. Securities Owned, and Securities Sold, Not Yet Purchased

At December 31, 2011, securities owned, and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Owned	Sold, not yet purchased
State and municipal obligations	$ 70,204,936	$ 291,734
U.S. Government obligations	10,659	-
Corporate stocks & equity securities	932,502	46,013
Corporate and other debt	3,436,455	746,651
	$ 74,584,552	$ 1,084,398

4. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consist of the following:

Furniture	$ 260,715
Equipment	994,793
Leasehold improvements	11,946
	1,267,454
Accumulated depreciation and amortization	(1,182,124)
	$ 85,330

5. Related Party Transactions

The Company makes non-interest bearing advances to employees. At December 31, 2012, the Company had $1,748,548 of loans and advances to employees.

At December 31, 2012, the Company had receivables from affiliates in the amount of $95,235 and payables to affiliates in the amount of $24,852.

The Company provides loans to certain employees who meet certain sales thresholds. The loans are due one year from date of issuance and are forgiven on the due date if the employee is currently employed by the Company, or if the employee has become disabled or has died. For the year ended December 31, 2012, the amount of compensation expense recorded on these forgivable loans amounted to approximately $1,687,000.

6. Commitments and Contingencies

Litigation, Regulatory Matters, and Other

In the ordinary course of business, the Company (a) has been named as defendant or co-defendant in a number of lawsuits, including arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (b) is the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, the outcome of these matters is not expected to have a material adverse effect on the Company's financial condition.

As of December 31, 2011 a reserve for pending litigation of $70,500 was included in accounts payable and other liabilities on the balance sheet. This amount was reduced to $0 during 2012 primarily due to payments of arbitration awards and settlements of approximately $160,000.

In September 2010, the Company renewed its agreement for clearing services with its Clearing Broker. Early termination of this agreement would result in a fee payable by the Company to the Clearing Broker ranging from $3,800,000 to $1,700,000, depending on the year the agreement is terminated.

Leases

The Company occupies office space and uses equipment under various noncancelable operating leases, some of which are subject to escalation charges based on increases in real estate taxes and other operating expenses, expiring at various dates through 2019. Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2013	$ 1,084,914
2014	611,663
2015	405,397
2016	245,409
2017	228,334
Thereafter	290,684
	$ 2,866,401

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Requirements of rule 15c3-1 of the SEC, which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital at the greater of either $250,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2012, the Company had net capital of $38,835,437, as defined, which exceeded its required net capital of $250,000 by $38,585,437. At December 31, 2012, the Company had aggregate indebtedness of $3,125,630. The ratio of aggregate indebtedness to net capital was 0.08 to 1.

8. Fair Value of Financial Instruments

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Pricing inputs are other than used in level 1 which include the closing bid price for unlisted marketable securities, which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2011.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$70,204,936	$54,588,212	$7,866,776	$7,749,948
U.S. Government obligations	Asset	10,659	10,659	-	-
Corporate stocks and equity securities	Asset	932,502	932,502	-	-
Corporate and other debt	Asset	3,436,455	3,426,090	-	10,365
Total owned	Asset	$74,584,552	$58,957,463	$7,866,776	$7,760,313

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Liability	$ (291,734)	$ (291,734)	$ -	$ -
U.S. Government obligations	Liability	-	-	-	-
Corporate stocks and equity securities	Liability	(46,013)	(46,013)	-	-
Corporate and other debt	Liability	(746,651)	(746,650)	(1)	-
Total sold, not yet purchased	Liability	$(1,084,398)	$(1,084,397)	$ (1)	$ -

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (level 3):

	Total	State and municipal obligations	Corporate stocks and equity securities
Beginning balance, December 31, 2011	$ 8,092,593	$ 8,092,593	$ 0
Redemption	(55,000)	(55,000)	-
Transfers into level 3	33,804	23,439	10,365
Unrealized losses	(311,084)	(311,084)	-
Ending balance, December 31, 2012	$ 7,760,313	$ 7,749,948	$ 10,365

It is the policy of the Company to recognize transfers between levels at year end. As of December 31, 2012, securities amounting to $0 were transferred into level 1 from level 2, and $0 were transferred into level 2 from level 1, due to changes in the observability of significant inputs.

Fair values for assets and liabilities in level 2 are calculated using quoted market prices for similar securities in markets that are not active. Fair values for assets and liabilities in level 3 are calculated using assumptions about the value of the underlying assets and projected income streams. There were no changes in the valuation techniques during the current year.

Quantitative information about level 3 Fair Value Measurements

	Fair Value At 12/31/2012	Valuation Techniques	Unobserved Input	Range (weighted Average)
State and municipal obligations	$7,749,948	Collateral value	Premium to price	41.9%
		Underlying assets	Cap rate	23.2%
		Underlying assets	Premium to price	17.5%
		Underlying assets	Discount to price	46.4%
		Underlying assets	Estimated future Distributions	78.9%
Corporate Obligations	$10,365	Underlying assets	Estimated future Distributions	100%

9. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company matches certain employee contributions up to 50% of the first 10% of the employee's salary deferral contributed to the plan. The total Company match amounted to $57,378 for 2012.

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker and promptly transmits all customers' funds and securities to the Clearing Broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer, contra-party, and/or Clearing Broker is unable to fulfill its obligations.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating an obligation to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the accompanying statement of financial condition.

The Company's trading activities include the purchase and sale of commodities futures. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The uncertain financial market could adversely affect the Company's business. The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

11. Subsequent Events

The Company has evaluated events that have occurred through February 20, 2013, the date which the financial statements were available for issuance.

In January 2013, the capital distribution committee of the Company authorized a distribution to its sole member in the amount of $638,000.

In January 2013, the Company made loans to employees who met certain sales thresholds totaling approximately $195,000.

****

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors
The GMS Group, LLC

We have audited the accompanying statement of financial condition of The GMS Group, LLC, (the "Company"), as of December 31, 2012, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The GMS Group, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Weiser Mazars LLP

February 20, 2013
Woodbury, NY

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

****

The GMS Group, LLC

(A wholly owned subsidiary of
GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2012